United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the quarter ended June 30, 2009
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 News Release of the Company dated July 24, 2009 relating to its Second quarter 2009 results.

1.	Other Events

On July 24, 2009 in Singapore, the Company issued a news release announcing its Second quarter 2009 results. A copy of the news release dated July 24, 2009 is attached hereto as Exhibit 99.1.
2.	Exhibit
99.1	News Release of the Company dated July 24, 2009 relating to its Second quarter 2009 results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 24, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	News Release of the Company dated July 24, 2009 relating to its Second quarter 2009 results.